UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American International Industries, Inc
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

02686Y201
(CUSIP Number)

Ephraim Fields
265 East 66th St, #41A
New York, NY 10065
(917) 620-8421
ef@echolakecapital.com

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02686Y201	Page 2 of 5

1. Names of Reporting Persons. Ephraim Fields
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 774,361
8. Shared Voting Power
9. Sole Dispositive Power 774,361
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 774,361
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 7.7%
14. Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

This first amendment on Schedule 13D ("Statement") relates to the common stock, $0.001 par value ("Common Stock"), of American International Industries, Inc., a Texas corporation (the "Issuer", and amends the Schedule 13D filed on February 4, 2011 (the “Initial 13D”). The principal executive offices of the Issuer are located at 3601 Cien Street, Suite 235, Kemah, TX  77565.

ITEM 2. IDENTITY AND BACKGROUND

No Change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 128,860 shares of Common Stock purchased  by the Reporting Person since his Initial 13D filing is approximately $91,647 including brokerage commissions. The shares of Common Stock owned by the Reporting Person were acquired with cash on hand and margin borrowing provided by a brokerage firm.

ITEM 4. PURPOSE OF TRANSACTION

No Change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on November 15, 2010, which stated that as of November 15, 2010, there were 10,082,269 shares of Common Stock outstanding.  As of the close of business on February 17, 2011 the Reporting Person directly owns 774,361 shares of Common Stock representing approximately 7.7% of the outstanding Common Stock.

(b)	The Reporting Person has the sole power to vote and dispose of 774,361 shares of Common Stock.

(c)	See Appendix A for a list of transactions occurring since the filing of the Initial 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2011
Date

/s/ Ephraim Fields
Signature

Ephraim Fields
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Appendix A

Date	Shares Purchased	Avg. Price Per Share
2/17/2011	2500	$0.71
2/17/2011	2500	$0.69
2/17/2011	2500	$0.69
2/17/2011	2500	$0.69
2/16/2011	5480	$0.69
2/16/2011	11700	$0.69
2/15/2011	30000	$0.70
2/15/2011	25000	$0.70
2/8/2011	4500	$0.76
2/8/2011	3850	$0.78
2/8/2011	2500	$0.74
2/7/2011	10000	$0.74
2/7/2011	8254	$0.74
2/7/2011	6746	$0.71
2/7/2011	5105	$0.74
2/7/2011	2495	$0.73
2/7/2011	2400	$0.70
2/7/2011	1330	$0.70